Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION

& AVAILABILITY OF PROXY MATERIALS

FOR SNDL INC.’s

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING DATE AND LOCATION

Date and Time: Thursday, October 15, 2026 at 10:00a.m. (Toronto Time)

Location: virtual-only meeting via live audio webcast online at: https://meetings.lumiconnect.com/400-607-609-653

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of SNDL Inc. (the “Corporation” or “SNDL”) will be held virtually via live audio webcast online at: https://meetings.lumiconnect.com/400-607-609-653 on Thursday, October 15, 2026 at 10:00 a.m. (Toronto Time).

NOTICE AND ACCESS

You are receiving this notification because SNDL has elected to use the notice-and-access provisions (“Notice and Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer for the meeting in respect of mailings to beneficial Shareholders (“Beneficial Shareholders”).

Notice and Access method of delivery allows the Corporation to deliver the proxy materials for the Meeting to Beneficial Shareholders over the internet. The proxy materials for the Meeting are available to Beneficial Shareholders for viewing and downloading online.

Beneficial Shareholders are reminded to access and review the information circular (the “Circular”) and other proxy materials available online prior to voting.

NOTICE AND ACCESS

Materials for the Meeting are available at:

www.VoteSNDL.com

or

www.sedarplus.com

or

https://odysseytrust.com/client/sndlinc/

Obtaining Paper Copies Meeting Materials

Beneficial Shareholders may request to receive paper copies of the Meeting materials by mail at no cost. Requests for paper copies must be received by October 6, 2026, for the paper copies to be delivered in advance of the voting instruction deadline and the Meeting. Shareholders may request paper copies of the Meeting materials up to one (1) year from the date the Meeting materials were filed on www.sedarplus.com. For more information regarding Notice and Access or to obtain paper copies of the Meeting materials, please contact our transfer agent, Odyssey Trust Company, via their website at www.odysseycontact.com or by phone at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

Stratification

The Corporation is not adopting stratification procedures in relation to the use of Notice and Access.

BUSINESS OF THE MEETING

The resolutions to be voted on at the Meeting, described in detail in the Circular in the section titled “Particulars of the Matters to be Acted Upon at the Meeting”, are as follows:

Financial Statements:	Receive and consider the audited financial statements of the Corporation for the year ended December 31, 2025 and the auditors’ report thereon.

Number of Directors:	Shareholders will be asked to set the number of directors of the Corporation at five (5).

Election of Directors:	Shareholders will be asked to elect five (5) directors for the ensuing year or until their successors are appointed or elected.

Appointment of Auditor:

Shareholders will be asked to re-appoint CBIZ CPAs P.C. (successor to Marcum LLP) as the auditors of the Corporation for the ensuing year and to authorize SNDL’s board of directors to fix the auditor’s remuneration.

Approval of Share Consolidation:

Shareholders will be asked to consider and, if deemed advisable, approve a special resolution, with or without amendment, approving the consolidation of the Common Shares on the basis of 1:2 to 1:10,with the exact ratio to be set by the board of directors at such time they decide to implement such consolidation, which is expected to be before October 31, 2026, but in any event not later than one (1) year from the date of the Meeting (or any postponement or adjournment thereof), as more particularly described in the Circular.

Other Business:	Shareholders may be asked to transact other items of business that may be properly brought before the meeting or any adjournment or postponement thereof.

VOTING YOUR COMMON SHARES

Your vote is important, regardless of the number of Common Shares you hold. Voting is quick and easy for Beneficial Shareholders. To cast your vote, please refer to the instructions on the enclosed Voting Instruction Form. Your Voting Instruction Form must be received by 10:00 a.m. (Toronto time) on October 13, 2026.

QUESTIONS? NEED HELP VOTING? CONTACT KINGSDALE ADVISORS

SNDL has retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent in connection with the Meeting. Beneficial Shareholders who have any questions or require assistance with voting may contact Kingsdale Advisors using the contact information provided below.

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Toll-free in North America: 1-888-518-1560

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Call or Text (U.S.): 646-741-5795

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Call or Text (Canada and International): 437-561-5009

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Email: contactus@kingsdaleadvisors.com

For further information, please visit www.VoteSNDL.com or scan the QR code.